KWAMEBAAHLOAFR JAN2017 FNL.mp4 (1m 52s)
https://jotengine.com/transcriptions/4TJt93LCkbypAON1to5ocg
1 speaker (Speaker 1)

[0:00:11]
Speaker 1: My name is George Baah. I'm the designer and founder of Kwame Baah br and. At Kwame Baah we use a blend of Ghanaian ascetics, and cotemporary patents, to design and handcraft high quality shoes that are comfortable, stylish, durab le, and affordable. I'm very excited, to be introducing our new line of men and women loafers. These loafers are made genuine leather, and with the colorful han d woven cotton fabric from Ghana called Kente. I grew up in Ghana, West Africa a nd growing up in poverty with a single mother and two brothers in a single one b edroom house, was really, really tough. After my school and I've work to make en ough money, I felt the need to go back and help my family, and the village that I grew up. So in 2011, the idea came to me to start a shoe company, because I've had an experience as a boy creating and crafting my own shoe at the age of eigh
t. I hire and train artisans from my hometown, to handcraft all my design. The j ob the we provide these men has enabled them to improve their life and also enab led them to support their children's education. It has always been my dream to a lso produce shoes so that we keep our craftsman employed all year round. Thank y
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